SECURIT 09040279 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 41750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Essex National Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

SEC Mail Mail Processing Section MAR 02 2009 Washington, DC 106

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 Gateway Drive, Suite 210
(No. and Street)

Napa (City) CA (State) 94558 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(707) 251-2184
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Dr., Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott K. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Essex National Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President and Chief Executive Officer
Title

Notary Public

SEE LOOSE CERTIFICATE

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

_______________________________ Signature of Document Signer No. 1

_______________________________ Signature of Document Signer No. 2 (if any)

State of California

County of Napa

Subscribed and sworn to (or affirmed) before me on this 30th (Date) day of JAN (Month), 2009 (Year), by

(1) Scott K. Davis (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) _______________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who ~~appeared before me.)~~

Signature [signature] Signature of Notary Public

M. K. CHRISTIANSEN
Commission # 1617869
Notary Public - California
Solano County
My Comm. Expires Nov 23, 2009

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: _______________ Number of Pages: ________

Signer(s) Other Than Named Above: _______________

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Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Stockholder and Board of Directors
Essex National Securities, Inc.
Napa, California

We have audited the accompanying statement of financial condition of Essex National Securities, Inc. (the Company) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Essex National Securities, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2009

Essex National Securities, Inc.

Statement of Financial Condition
December 31, 2008

Assets		
Cash	$	1,685,681
Deposits with clearing broker and clearing organization		120,007
Receivable from clearing broker		127,356
Marketable securities owned, at fair value		766,092
Commissions receivable		244,897
Due from affiliates		269,563
Other assets		249,065
Total assets	$	3,462,661
Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable	$	1,524,038
Due to affiliates		124,622
Accounts payable and accrued expenses		211,973
Total liabilities		1,860,633
Stockholder's Equity		
Common stock, $1 par value, 200 shares authorized, issued and outstanding		200
Additional paid-in capital		7,039,844
Accumulated deficit		(5,438,016)
Total stockholder's equity		1,602,028
Total liabilities and stockholder's equity	$	3,462,661

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Essex National Securities, Inc. (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). Additionally, the Company is a registered investment advisor under the Investment Advisors Act of 1940. The Company is a wholly owned subsidiary of Essex National Financial Services, LLC (Parent or ENFS), which is ultimately owned by Addison Avenue Federal Credit Union (Addison). The Company's business is primarily conducted in California and in the northeast region of the United States.

In the normal course of business, the Company engages in, and earns commission revenue from, the distribution of mutual funds and variable annuities. The Company maintains no margin accounts. The Company also engages in transactions involving corporate over-the-counter equity securities, corporate debt securities, United States government debt securities and municipal debt securities. With the exception of variable and fixed annuity sales and certain mutual fund applications, all business is transacted on a fully disclosed basis through the Company's clearing broker.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Revenue recognition: The Company's primary sources of revenues are generated by commissioned sales representatives located at financial institutions from the distribution of variable and fixed annuity products and mutual funds. Commissions earned on the sale of securities and insurance products are split with the participating financial institutions. Commissions and related brokerage commission expense are recorded on a trade date basis as securities and insurance product transactions occur.

Marketable securities owned: Securities transactions and related revenues and expenses are recorded on a trade-date basis as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Marketable securities are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Statement No. 157 (Note 2).

Note 1. Nature of Business and Significant Accounting Policies (continued)

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of change in tax laws and rates on the date of enactment.

Recent accounting pronouncements: In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on the derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

In December 2008, the FASB provided a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its financial statements for the year beginning January 1, 2009. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, *Accounting for Contingencies* (SFAS No. 5). SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. While management has not yet completed its analysis, it does not anticipate that the adoption of FIN 48 will have a material impact on its financial position.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), *Business Combinations* (FAS 141(R)). This Statement provides greater consistency in the accounting and financial reporting for business combinations. FAS 141(R) establishes new disclosure requirements and, among other things, requires the acquiring entity in a business combination to record contingent consideration payable, to expense transactions costs, and to recognize all assets acquired and liabilities assumed at acquisition-date fair value. This standard is effective for the beginning of the Company's first fiscal year beginning after December 15, 2008. FAS 141(R) will have a significant impact on the accounting for future business combinations after the effective date and will impact financial statements both on the acquisition date and subsequent periods.

Note 2. Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements*, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under SFAS No. 157 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level I include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Marketable securities owned are recorded at fair value based on quoted market prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds	$ 766,092	$ 766,092	$ -	$ -

Note 3. Related Party Transactions

The Company has entered into an agreement with an affiliated entity whereby the affiliate introduces customers to the Company. At December 31, 2008, included in commissions payable is $841,955 due to an affiliate. The commission payable due to the affiliate is recorded net of certain expenses paid by the Company on the affiliate's behalf, including insurance and regulatory fees.

The Company has entered into an informal agreement with its parent company, ENFS, whereby certain expenses are allocated to the Company based on a series of usage factors. The amount due from affiliates of $269,563 as of December 31, 2008, is comprised primarily of an overpayment by the Company to ENFS for its allocated share of technology expenses and a usage charge for property and equipment. This amount will be settled in 2009. The agreement also covers the allocation of rental expense for the office space used by the Company, which until January 1, 2008, had been paid directly by the Company. In connection with the agreement, the Company has secured a standby letter of credit in the amount of $600,000 to satisfy lease agreement requirements for ENFS. The letter of credit expires on April 30, 2019 and, at December 31, 2008, no amount had been drawn on such letter of credit.

Note 4. Deposits with Clearing Broker and Clearing Organization and Receivable from Clearing Broker

The Company has a clearing agreement with Pershing LLC (Pershing). Under this agreement, Pershing provides the Company with certain back-office support and clearing services on all principal exchanges. The Company maintains a deposit with Pershing of $100,007, which is included with deposits with clearing broker and clearing organization in the statement of financial condition. Also included in deposits with clearing broker and clearing organization is a deposit of $20,000 with the National Securities Clearing Corporation. The Company also has a receivable from Pershing, comprised of cash and cash equivalents of $127,356 at December 31, 2008.

Note 5. Income Taxes

The Company's deferred tax asset of $2,813,396 at December 31, 2008, arises from the future tax benefits of the net operating loss carryforwards for federal, state and local tax purposes. As a result of an ownership change in 2006, the Company is subject to Internal Revenue Code (IRC) Section 382, which limits the amount of net operating losses that can be used to offset future taxable income when a change in ownership of a loss corporation occurs. The amount of the deferred tax asset is net of the IRC Section 382 limitations. The deferred tax asset has been fully provided for with a valuation allowance at December 31, 2008.

As of December 31, 2008, the Company had net operating loss carryforwards of $7,335,100 for federal and state tax purposes which will expire if not utilized beginning in 2012. The state net operating loss carryforwards vary by jurisdiction.

Note 6. Benefit Plan

The Company sponsors a benefit plan under Section 401(k) of the Internal Revenue Code, covering substantially all employees.

Note 7. Contingent Liabilities

In the ordinary course of business, the Company may be party to legal proceedings as plaintiff and defendant. In those matters where the Company is named as a defendant, the Company has strong defenses and intends to vigorously defend itself against the claims asserted. Regardless, the Company believes that the amount for which it may be held liable, if any, will not have a material adverse effect on its financial condition.

Note 8. Customer Concentration

For the year ended December 31, 2008, the Company had three major customers. A customer is considered major when the concentration of commissions revenue from that customer exceeds 10% of total revenue. Transactions with the major customers represent 58% of total commissions revenue for the year ended December 31, 2008.

Note 9. Off-Balance-Sheet Risk and Concentrations of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include its clearing broker-dealer, banks and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company maintains deposits with high quality financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Note 10. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these indemnifications to be remote.

Note 11. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $817,103 which was $567,103 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 2.28 to 1.

McGladrey & Pullen
Certified Public Accountants

Essex National Securities, Inc.

Statement of Financial Condition Report
December 31, 2008

Filed as PUBLIC Information Pursuant to Rule 17a-5(d) Under The Securities Exchange Act of 1934.